

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2011

<u>**Via E-mail**</u>
Mr. John Pulos
Chief Financial Officer
Liberty Silver Corp.
675 Sierra Rose Drive
Suite 112
Reno, NV 89511

      Re: Liberty Silver Corp.
              Item 4.01 Form 8-K
              Filed February 4, 2011
              File No. 333-150028

Dear Mr. Pulos:

We note that your financial statements for the two years ended June 30, 2010 and 2009, and the cumulative period from inception, were audited by Chisholm, Bierwolf, Nilson & Morrill, LLC. We further note your disclosure in your Item 4.01 Form 8-K discussing the change in auditors due to the pending revocation by the Public Company Accounting Oversight Board ("PCAOB") of Chisholm, Bierwolf, Nilson & Morrill, LLC. Effective April 8, 2011, the PCAOB revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Chisholm.pdf.

As Chisholm, Bierwolf, Nilson & Morrill, LLC is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Chisholm, Bierwolf, Nilson & Morrill, LLC audited a year or any portion of a cumulative period that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year and cumulative period.

Please advise us as to how you intend to address this matter by no later than May 31, 2011. If you have questions, please contact Paul Monsour, Staff Accountant at (202) 551-3360.

              Sincerely,

              /s/ Karl Hiller

              Karl Hiller
              Branch Chief